                           PREMISES LICENSE AGREEMENT


         This LICENSE AGREEMENT ("Agreement") is made and entered into as of August 4, 1997 by and between AlliedSignal Inc., a Delaware corporation, operating through its Aerospace Equipment Systems Business Unit (the "Company"), and EFTC Corporation, a Colorado corporation ("Licensee"), with reference to the following:

         WHEREAS, the Company, Licensee and AlliedSignal Avionics, Inc. entered into that certain Master Agreement Regarding Asset Purchase and Related Transactions dated July 15, 1997 (the "Master Agreement") whereby the Company agreed to transfer certain assets related to the manufacture of electronic assemblies to Licensee, Licensee agreed to enter into a Long Term Supply Agreement with the Company providing for the manufacture by Licensee of electronic assemblies for the Company and its affiliated entities, and the Company and Licensee entered into that certain Facilities Management and Transition Services Agreement, dated the date hereof (the "Facilities Agreement") relating to the provision of manufacturing and other services by Licensee to the Company at the Premises (as defined below);

         WHEREAS, the Company and Licensee desire to foster a smooth transition of the electronic assembly operations from the Company to Licensee, and in the interests of facilitating such transition and to permit Licensee to perform services under the Facilities Agreement, the Company shall allow Licensee to occupy a portion of the Company facility located at 11100 North Oracle Road, Tucson, Arizona (the "Building"), more specifically described in Exhibit A, attached hereto and incorporated herein by this reference (the "Premises") and to use certain of its equipment and tools, including, but not limited to, those described in Exhibit B1.1.1 of the Master Agreement (the "Equipment"); and

         WHEREAS, the Company is willing to grant Licensee a license to use the Premises and the Equipment for the purposes stated above. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Master Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, and in consideration of the execution and performance of the Master Agreement, the parties hereto agree as follows:

1.       The License.

         1.1 Grant of License. Subject to the terms and conditions hereinafter contained, the Company hereby grants to Licensee free of charge for the Term (as hereinafter defined), and any extension thereof, a non-exclusive and non-sublicensable right and license to utilize the Premises and the Equipment for the limited purposes set forth in Sections 2 and 3 below. Except as permitted by Section 9 hereof, such license shall be
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non-transferable.  This Agreement creates a license to use the Premises and the
Equipment only and does not create or constitute a lease. Licensee shall have no real property interest in or rights to assign the Premises and no interest in or right to assign the Equipment.

         1.2 Irrevocability. During the Term, the Company shall not revoke the License granted hereby and shall not unreasonably interfere with Licensee's use and enjoyment of the privileges of the License with respect to the provision of services by Licensee to the Company as contemplated hereby and by the Facilities Agreement.

2. Scope of License. Licensee shall use the Premises solely for the provision of services to the Company relating to the manufacture and production of electronic assemblies and other activities reasonably incidental thereto for the Company and its affiliated entities (the "Services"). Licensee may not use the Premises to engage in other activities.

3.       Occupancy.

         3.1 The Premises. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, OR ANY OTHER COMMUNICATIONS BETWEEN THE PARTIES ORALLY OR IN WRITING, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO THAT THE COMPANY MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN IN THIS AGREEMENT, THE MASTER AGREEMENT OR THE FACILITIES AGREEMENT, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE PROPERTIES OR ASSETS OF THE COMPANY. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, THE MASTER AGREEMENT OR THE FACILITIES AGREEMENT, THE PREMISES, THE BUILDING AND THE EQUIPMENT ARE BEING PROVIDED ON AN "AS IS" BASIS.

         3.2  Repairs, Modifications.

         (a) Except as expressly set forth herein, the Company shall be responsible for all repair, maintenance and necessary modifications and improvements to the Building, the Premises and the Equipment required to maintain, consistent with reasonable industry standards, a safe and sound workplace for the continued use of the Premises by Licensee as contemplated hereby and to enable Licensee to perform the Services for the Company pursuant to the Facilities Agreement. Subject to the Company's compliance with respect to its obligations to repair, maintain, modify and improve the Building, the Premises and the Equipment, Licensee is obligated to pay for the repair of any damage to the Premises, the Building, any of the Company's personal property, fixtures or improvements located thereon or the Equipment caused by the negligence or willful misconduct of Licensee or any of its employees, agents, or invitees.




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         (b)  Licensee shall not make any alterations, additions or improvements to the Premises or to the Equipment without the prior written consent of the Company. Subject to the terms of the Master Agreement, all alterations, additions and improvements that may be made by either of the parties hereto to the Premises or the Equipment shall be the property of the Company and shall remain upon and be surrendered with the Premises and the Equipment. The Equipment may not be removed from the Premises without the prior written consent of the Company, except in conjunction with the AES Asset Transfer Date.

         3.3 Rules and Regulations. Licensee agrees that it will cause its employees, agents, contractors and invitees to comply with any and all of the Company's reasonable rules, regulations and procedures, including, but not limited, to those pertaining to security, parking, access, use of the Equipment and use of common areas, as may be established by the Company from time to time. Whenever Licensee's employees are in the Company's facilities or on the Company's Premises, such employees shall observe the Company's rules and policies and may be removed by the Company in the event of noncompliance. Licensee shall use the Equipment for its intended use only and in accordance with manufacturer's and Company's instructions.

4. Term. The term of this Agreement (the "Term") shall commence on the date of the closing of the transactions contemplated by the Master Agreement with respect to the Company ("Closing") and shall terminate on the AES Asset Transfer Date. Upon the termination of this Agreement, Licensee will return to the Company any and all keys or access cards for the Premises and any other equipment or materials of the Company in Licensee's possession or control. Licensee agrees that if the AES Asset Transfer Date has not occurred by March 31, 1998 as a result of not having established its own manufacturing facility, it will take all actions necessary for the AES Asset Transfer Date to occur by April 30, 1998, including establishing such manufacturing facility at a third party's facilities.

5. Liability for Misuse or Damage. Licensee assumes responsibility for any negligent or willful misuse of or damage to the Equipment, the Premises and any other portions of the Building that Licensee or its employees, agents and invitees may from time to time use, to the extent of the actual damages to the Company caused thereby. Licensee agrees to indemnify, defend and hold the Company, its officers, directors and affiliated entities harmless from and against any liability arising from or related to any such negligent or willful misuse or damage, including, but not limited to property damage and personal injury not compensated under applicable workers' compensation laws. To the extent that any loss of any property by theft or otherwise, for personal injury or property damage is proximately caused by the joint negligence or willful misconduct of the Company and Licensee or their respective employees, agents or invitees, the Company and Licensee shall be ratably responsible for such loss or damage based upon their relative fault as determined by agreement of the parties or pursuant to Section 17, as the case may be. It is expressly understood by the parties that Licensee shall have no liability or other responsibility for any misuse of or damage to the Premises, the Building





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or the Equipment including, but not limited to property damage and personal injury not compensated under applicable workers' compensation laws, to the extent that such misuse, damage or injury results from actions of Licensee, its employees, agents or invitees acting in accordance with the specific directions of the Company (including any rules, regulations, policies, procedures or other instructions of the Company relating to health, safety or environmental matters).

6. Representations, Warranties and Covenant with Respect to the Condition of the Premises.

         6.1 Representations and Warranties. The Company represents and warrants to Licensee as follows:

         (a) To the Company's knowledge, the Company holds and is in compliance in all material respects with all permits, certificates, licenses, approvals, registrations and authorizations ("Permits") required under all Environmental Laws (as defined below) applicable to the Equipment and operations that have been conducted by the Company on the Premises and common areas, including those relating to any Hazardous Substance (as defined below), and all such Permits are in full force and effect and are listed in Exhibit B hereto. The Company has made timely applications for renewal of all such Permits to maintain such permits in full force and effect.

         (b) To the Company's knowledge, on the date hereof the Premises and all Equipment and operations that are being conducted by the Company on the Premises and common areas are in compliance in all material respects with all applicable Environmental Laws.

         (c) To the Company's knowledge, the Premises, the Equipment and common areas, and the Company in connection with any location at 11100 North Oracle Road, Tucson, Arizona, are not subject to any notice, enforcement, proceeding, investigation or action relating to violations of, or that create liability under, Environmental Laws by any governmental entity or third party.

         (d) To the Company's knowledge, neither the Company nor any of its affiliates have caused, and the Premises and the common areas do not contain, any release or threatened release of any Hazardous Substance that requires response, removal, remedial, or corrective actions under any Environmental Laws, and neither the Company nor the Premises are subject to any notice, enforcement, proceeding, investigation or action relating to any such releases or threatened releases at the Premises or common areas.

         (e) To the Company's knowledge, the Premises and common areas and facilities contain no polychlorinated biphenyls or asbestos.





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         (f)  To the Company's knowledge, the Company has received no notification that it may be responsible or liable for any off-site treatment or disposal of materials from the Premises at an off-site location.

         (g) To the Company's knowledge, there are no conditions or occurrences at the Premises, the Building or any underlying property, including groundwater or soil, that could materially adversely affect Licensee's operations at the Premises.

         (h) The Company's environmental, health and safety policies and procedures applicable to the Building and the Premises are not in conflict with applicable Environmental Laws.

         (i) The environmental controls, the Equipment and the permits at the Premises, are adequate to comply with all Environmental Laws based on the operating volume and requirements employed by the Company as of the date hereof.

         6.2 Certain Definitions. For purposes of this Agreement, "Environmental Law" means any federal, state, or local statute, regulation, order, directive or other requirement of a governmental authority, as well as common law, relating to protection of public health, safety, and the indoor or outdoor environment or to the management of Hazardous Substances, and includes by way of example and without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq.; The Clean Air Act, 42 U.S.C. Section 7401 et seq.; The Solid Waste Disposal Act, 42 U.S.C. Section 6901 et seq.; and The Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq. For purposes of this Agreement, "Hazardous Substances" shall mean any substance, chemical, compound, product, solid, gas, liquid, waste, byproduct, pollutant, contaminant, or material that is regulated by, or creates liability under, Environmental Law, or is hazardous or toxic and includes, without limitation, petroleum (including crude oil or any fraction thereof).

7.  Health, Safety and Environmental

         7.1 General Compliance Obligation. The Company, with respect to the common areas of the Building that could materially adversely affect the Licensee's operations (the "Company's respective area"), and Licensee, with respect to the Premises and the common areas to be used by Licensee (the "Licensee's respective area"), shall each comply with all health, safety and environmental laws, regulations, permits and licenses. In addition, with respect to their respective areas, the Company and Licensee shall comply, to the extent applicable, with the requirements of the Company's health, safety and environmental policies and practices. The Company shall have the right to review and/or audit Licensee's health, safety and environmental procedures and policies, including the right to inspect permits, reports, manuals, equipment, work areas and storage areas, and to interview employees. Licensee shall reasonably cooperate with any such reviews or audits. In the event a compliance problem is discovered in one of the parties' respective areas, the party discovering such problem shall notify the





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other party hereto as soon as reasonably possible and take all necessary and appropriate steps to correct the problem, including, but not limited, if applicable, notifying the appropriate parties, implementing corrective actions, remediating any contaminated areas and defending itself against any type of enforcement action, lawsuit or claim by any person or entity not a party to this Agreement (collectively referred to as "Response Actions.") Each party shall keep the other apprised in a timely manner with all Response Actions being taken. If the party responsible for a compliance problem fails to take such appropriate steps, following reasonable notice by the other party, such other party shall have the option to perform necessary and appropriate Response Actions and to seek indemnity from such other party under the terms of this Agreement.

         7.2 Permits. Licensee acknowledges the existence of various environmental permits related to operations at the Premises, which permits will remain in the name of the Company after the date of this Agreement. As required in paragraph 7.1 hereof, Licensee shall take all necessary steps to ensure its operations comply with the terms of these environmental permits.

         7.3 Treiber Cleaning Unit. Licensee acknowledges that during the period of this Agreement, the Company will need access to and use of the Treiber Cleaning Unit located at the Building. Following reasonable prior notice from the Company, Licensee shall make reasonable provision for the Company to have access to and use of the Treiber Cleaning Unit, when and upon the terms reasonably requested by the Company. Licensee agrees to indemnify and hold the Company harmless for any costs, damages, losses or liabilities resulting from failure of Licensee to provide Company with access to and use of the Treiber Cleaning Unit, so long as such access and use does not unreasonably interfere with Licensee's provision of the Services to the Company on the Premises.

         7.4 Wastewater Neutralization Systems. Operation of the two (2) wastewater neutralization systems in the Building, as identified on Exhibit C to this Agreement, shall remain the responsibility of the Company. Following reasonable prior notice from the Company, Licensee agrees to provide all reasonably necessary access to the neutralization systems required by the Company to meet the wastewater permit obligations. Nothing in this paragraph shall be interpreted to excuse or limit Licensee's obligations under Sections
7.1 through 7.3 hereof.

         7.5 Indemnification for Environmental Matters. Licensee agrees to indemnify, protect, hold harmless and defend the Company from and against all liabilities, losses, claims, demands, costs and expenses ("Liability"), including, but not limited to, fines, court costs, reasonable attorneys' fees and costs of investigation, remediation and repairs, that are caused by or arise out of Licensee's (or Licensee's employees, agents, contractors or anyone acting on Licensee's behalf) use, handling, generation, storage, spillage, release or discharge of any hazardous substance, at, on or under, the Premises or the Building, or any other action or operation by Licensee (or Licensee's employees, agents, contractors or anyone acting on Licensee's behalf) that constitutes





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a violation of Environmental Law, except for such Liability directly caused by the Company's instructions, directions, rules, regulations or policies, or by the Company's failure to comply with its obligations under this Agreement or the Facilities Agreement. The Company agrees to indemnify, protect, hold harmless and defend Licensee from and against all liabilities, losses, claims, demands, costs and expenses, including, but not limited to, fines, court costs, reasonable attorneys' fees and costs of investigation, remediation and repairs, that are caused by or arise from the Company's breach of any representation or warranty in Section 6.1 or from any reason that does not require Licensee to indemnify, protect, hold harmless and defend the Company, set forth in the previous sentence. The Company and the Licensee acknowledge that liabilities for environmental matters could arise that are jointly caused by the Company and the Licensee, in which case, the relative responsibility for any indemnification hereunder shall be determined on the basis of relative fault of the parties.

         7.6 Right of Access. In addition to the right of review and/or audit in paragraph 7.1 hereof, the Company shall have an irrevocable right of access to the Building for the purpose of performing any necessary investigations, tests or remedial activities related to confirmed or suspected violations of any applicable Environmental Law at, on or under the Building. In exercising its right of access under this paragraph, the Company shall use its best efforts not to interfere unreasonably with Licensee's provision of the Services to the Company and to indemnify, hold harmless and defend Licensee from injury or damage to persons or property, not including consequential damages, caused by or arising from such access, investigations, tests or remedial activities.

         7.7 OSHA. Licensee acknowledges that its employees are not employees of the Company and that Licensee shall have the sole obligation to comply with the requirements of the federal Occupational Health and Safety Act ("OSHA") with respect to Licensee's employees, including, but not limited to recording all OSHA-recordable incidents on Licensee's log except to the extent the Company is otherwise responsible under this Agreement.

         7.8 Survival. The parties' obligations under this Section 7 shall survive any assignment, transfer or termination of this Agreement.

         7.9 Environmental Cooperation. The Company shall cooperate reasonably in providing to Licensee all documents and information reasonably requested by Licensee regarding environmental compliance or liabilities relating to the Premises, the common areas and the underlying property that could materially adversely affect Licensee's operations of the Business or could result in a claim against Licensee.

8.  Insurance.

         8.1  Employer.  Licensee shall maintain at all times during the Term
(i) workers' compensation insurance that shall fully comply with the statutory requirements of all applicable state and federal laws covering all personnel employed by Licensee at the





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Premises; (ii) employers' liability insurance coverage on all personnel employed by Licensee at the Premises in the following minimum amounts: at least one million dollars ($1,000,000) per accident for bodily injury and one million dollars ($1,000,000) per employee/aggregate for disease; and (iii) unemployment insurance for all personnel employed by Licensee at the Premises in full compliance with state and federal law.

         8.2 General Liability Insurance. Licensee represents and warrants that it has in effect, and agrees to maintain in effect during the Term, comprehensive general liability insurance to protect it and the Company and the Company's directors, officers, employees and affiliates in connection with matters for which Licensee is responsible hereunder. The Company represents and warrants that it has in effect, and agrees to maintain in effect during the Term, comprehensive general liability insurance to protect it and Licensee and Licensee's directors, officers, employees and affiliates in connection with matters for which the Company is responsible hereunder. Limits for such general liability insurance shall in no event be less than one million dollars ($1,000,000) per occurrence and five million dollars ($5,000,000) in aggregate for bodily injury and property damage, combined single limit coverage.

         8.3 Endorsements. Other than the worker's compensation policy, each insurance policy shall name the Company or Licensee, as the case may be, as an additional insured, and all policies shall contain a provision whereby the insurer agrees not to alter or cancel the coverage without at least thirty (30) days' prior written notice to the Company or Licensee, as the case may be. Neither the Company nor Licensee shall be liable for the payment of any premiums associated with the insurance to be required of the other hereunder.

         8.4 Certificates of Insurance. The Company and Licensee shall each provide to the other certificates, in duplicate, evidencing the above-required insurance promptly upon execution of this Agreement.

9. Assignment. This Agreement, and all rights and obligations hereunder, shall not be assignable by any party in whole or in part, except that (a) either party may assign this Agreement and its rights and obligations hereunder with the other party's prior written consent, and (ii) Lessee may assign this Agreement without the prior written consent of the Company to a subsidiary or affiliated entity. For any such assignment, the assigning party shall remain obligated hereunder unless the other party shall consent otherwise.

10. Entire Agreement. This Agreement, together with the Exhibits hereto, the Facilities Agreement and the Master Agreement constitute the parties' entire agreement with respect to the subject matter hereof and supersede all prior statements or agreements, both written and oral. This Agreement may be amended only by a writing signed by each party hereto.





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11.  Governing Law.  The validity, interpretation and construction of this
Agreement, and all other matters related to the Agreement, shall be interpreted and governed by the laws of the State of Arizona.

12. Notices. Notices under this Agreement shall be in writing and sent by confirmed facsimile, personal delivery or overnight delivery service to the addresses specified in or pursuant to the terms of the Master Agreement and shall be effective as specified in the Master Agreement.

13. Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall to any extent be found to be invalid, void, or unenforceable, the remaining provisions of this Agreement and any application thereof shall, nevertheless, continue in full force and effect without being impaired or invalidated in any way.

14. Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or be construed as a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

15. Independence. The parties shall at all times act independently. Nothing contained in this Agreement, shall be construed to make one party the partner, joint venturer, principal, agent or employee of the other party hereto.
Neither party shall have any express or implied authority to act for or on behalf of the other or bind the other contractually. Each party is solely responsible for payment of (i) all income, disability, withholding, and other employment taxes as well as (ii) all medical benefit premiums, vacation pay, sick pay or other fringe benefits resulting from its retention of its officers, directors, employees, agents, affiliates and contractors. Each party shall indemnify, defend, and hold the other harmless from any claim for any such tax or benefit payment.

16. Headings. The headings herein used are for convenience purposes only and shall not be used to construe the meaning of this Agreement in any respect.

17.  Arbitration.  [Except for any controversy, claim or dispute arising under
Section 7], any controversy, claim or dispute arising out of or relating to this Agreement or the transactions contemplated hereby or the breach, termination, enforcement, interpretation or validity hereof, including the determination of the scope or applicability of this agreement to arbitrate (collectively "Dispute"), shall be determined by arbitration in Phoenix, Arizona before a sole arbitrator. The following shall apply to any such arbitration:

         17.1 The arbitration shall be administered by the American Arbitration Association ("AAA") pursuant to its Commercial Rules and Supplementary Procedures for Large, Complex Disputes.

         17.2 The arbitrator shall not be an officer, employee, director or affiliate of any party hereto or of its affiliates. If the parties are unable to agree on an arbitrator within 30 days of





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the filing of the Demand for Arbitration, an arbitrator shall be selected pursuant to the rules and procedures of the AAA.

         17.3 Any party may seek from any court interim or provisional relief that is necessary to protect the rights or property of that party, pending the appointment of the arbitrator or pending the arbitrator's determination of the merits of the controversy.

         17.4 The parties shall bear their own costs and expenses, including attorneys' fees, but the arbitrator may, in the award, allocate all of the administrative costs of the arbitration (and mediation, if applicable), including the fees of the arbitrator and mediator, against the party who did not prevail.

         17.5 The arbitration award shall be in writing and shall specify the factual and legal bases for the award. Judgment on the award may be entered in any court having jurisdiction.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original instrument and all of which together shall constitute the same instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                           ALLIEDSIGNAL INC.,
                                           a Delaware corporation operating
                                           through its Aerospace Equipment
                                           Systems Business Unit



                                           By: /s/ Terrance Carlson
                                               --------------------
                                           Title: Associate General Counsel and
                                                  Assistant Secretary


                                           EFTC Corporation,
                                           a Colorado corporation



                                           By: /s/ Stuart Fuhlendorf
                                               ---------------------
                                           Title: Chief Financial Officer





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                                   EXHIBIT A

                                  The Premises





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                                   EXHIBIT B

                                    Permits





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                                   EXHIBIT C

                       Wastewater Neutralization Systems





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